United States securities and exchange commission logo





                                August 18, 2023

       David Field
       Chief Executive Officer
       Audacy, Inc.
       2400 Market Street, 4th Floor
       Philadelphia, PA 19103

                                                        Re: Audacy, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 4, 2023
                                                            File No. 001-14461

       Dear David Field:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 4, 2023

       Pay versus Performance, page 48

   1.                                                   We note that you have
included Adjusted EBIDTA, a non-GAAP measure, as your
                                                        Company-Selected
Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide
disclosure showing how this number is calculated from your audited financial statements,
as required by Regulation S-K Item 402(v)(2)(vi). If the disclosure appears in a different
part of the definitive proxy statement, you may satisfy the disclosure requirement by a
cross-reference thereto; however, incorporation by reference to a separate filing will
not satisfy this disclosure requirement.
   2. We note that your cumulative total shareholder return amounts are calculated from
                                                        December 31, 2017,
rather than December 31, 2019. Item 402(v)(2)(iv) of Regulation S-
                                                        K provides that the
period for calculating cumulative total shareholder return begins with the market close on the
last trading day before the registrant's earliest fiscal year in the pay versus performance
table. Given that your pay versus performance table begins with your fiscal year 2020, the
measurement period would begin with December 31, 2019. Please ensure that your
cumulative total shareholder return calculation is limited to the timeframe required by Item
402(v)(2)(iv) of Regulation S-K.
   3. Please ensure that you identify each named executive officer included in the calculation of average non-PEO named
executive officer compensation, and the fiscal years in which
 David Field
Audacy, Inc.
August 18, 2023
Page 2
         such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).
4.       You indicate that your peer group is    the group of companies
included in the S&P 500
         Index;    however, based upon disclosure in your Form 10-K for the
year ended December
         31, 2022, it appears that your peer group consists of a specific list of companies. If this is the case, please ensure that you clarify the identity of your peer group. Please note that the peer group used for your pay versus performance disclosure should be either the index or issuers you use for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K
Item 402(b). In
         addition, if your peer group is not a published industry or line-of-business index, please ensure that you disclose the identity of the issuers composing the group.
        Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at at 202-551-3412
with any questions.



FirstName LastNameDavid Field                                   Sincerely,
Comapany NameAudacy, Inc.
                                                                Division of
Corporation Finance
August 18, 2023 Page 2                                          Disclosure
Review Program
FirstName LastName